Exhibit 99.2

June 18, 2018

James H. Dahl
4314 Pablo Oaks Court
Jacksonville, FL 32224

Maria M. Pope

Director

Pope Resources

19950 7th Avenue NE, Suite 200

Poulsbo, WA 98370

Dear Maria:

I am writing to you today as the largest individual unit holder of Pope Resources, A Delaware Limited Partnership (“Pope” or the “Partnership”), and may be deemed to beneficially own 514,972 partnership units (11.8%) of Pope, as disclosed in the Schedule 13D that I filed with the SEC today along with this letter.

Upon inception of my investment in the Partnership more than 6 years ago, I have repeatedly offered the General Partners and management constructive ideas on how to create value for all unit holders gleaned from my expertise in capital markets and my years of successful investing in timberland and in other publicly traded forest products companies. I believe that Pope is materially undervalued in the marketplace by virtue of its status as a Master Limited Partnership. There is no doubt that this discount is, in part, attributable to the limited partnership structure, as institutional investors – the largest class of real estate investors – will rarely, if ever, invest in limited partnerships given their awkward tax structure and the annual receipt by partners of tax forms K-1 and the associated tax ramifications.

Recently, I communicated to you the potential benefits that could be derived if Pope were acquired in exchange for stock in a public REIT. Despite the potential benefits that a transaction of this nature could have for all unit holders, you informed me that the Board of Directors and General Partners of Pope are not interested in selling or converting to a REIT.

My confidence in Pope’s Board of Directors and General Partners has been significantly diminished by this refusal to even explore a strategic transaction that could be in the best interest of all partners. I believe that it is highly likely that a transaction as described above could provide the following benefits to Pope unit holders:

1)	A tax efficient ability to convert from Pope’s current MLP structure to a REIT;
2)	Increased market liquidity for all unit holders;
3)	Significant synergies given that Pope’s current general and administrative expense (G&A) level is too large for its asset base;
4)	Geographic and product-type diversity, and with such diversity, greater harvest flexibility versus Pope’s current reliance on timberlands located solely in the Pacific Northwest; and
5)	Superior, experienced corporate leadership.

I can only surmise that your unwillingness to even consider a strategic transaction or explore converting to a REIT is driven by management entrenchment or the self-interest of the General Partners. Pope has a unique and extremely valuable portfolio assets, the value of which should not, and cannot, be dictated by the personal prerogatives of the General Partners to the direct and unquestioned detriment of all limited partners.

I implore the Board of Directors and General Partners to immediately engage with any and all interested acquirers and I encourage other unit holders to express their views to the Board of Directors and General Partners for a better outcome for all partners than the status quo.

Respectfully,

/s/ James H. Dahl
James H. Dahl

Cc:	Non-Management Directors
c/o Corporate Secretary
Pope Resources
19950 7th Avenue NE, Suite 200
Poulsbo, Washington 98370

Thomas M. Ringo, President & Chief Executive Officer, Pope Resources
19950 7th Avenue NE, Suite 200
Poulsbo, Washington 98370